                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

      American Income Partners IV-C, A Massachusetts Limited Partnership
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                               (Name of Issuer)

               Units representing Limited Partnership Interests
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                        (Title of Class of Securities)

                                     None
         ------------------------------------------------------------
                                (CUSIP Number)

                  Gary D. Engle, President, Equis Corporation
            98 North Washington Street, Boston, Massachusetts 02114
                                (617) 854-5800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 30, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less -of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

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  CUSIP No.  None                                           Page 2 of 4 Pages
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 1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Equis Financial Group

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 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]

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 3.       SEC USE ONLY

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 4.       SOURCE OF FUNDS
          WC

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 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

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 6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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    NUMBER OF          7.    SOLE VOTING POWER
     SHARES                  105,799

                      ----------------------------------------------------------
  BENEFICIALLY         8.    SHARED VOTING POWER
    OWNED BY                 None

                      ----------------------------------------------------------
      EACH             9.    SOLE DISPOSITIVE POWER
    REPORTING                105,799

                      ----------------------------------------------------------
     PERSON            10.   SHARED DISPOSITIVE POWER
      WITH                   None

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 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          105,799

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 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [ ]

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 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3%

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 14.      TYPE OF REPORTING PERSON
          PN

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                                 SCHEDULE 13D

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  CUSIP No.  None                                           Page 3 of 4 Pages
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Item 1. Security and Issuer

  This Statement relates to units (the "Units") representing limited partnership interests of American Income Partners IV-C, A Massachusetts Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 98 North Washington Street, Boston, Massachusetts 02114.

Item 2. Identity and Background

  The person filing this Statement is Equis Financial Group ("Equis"). Equis is a Massachusetts general partnership engaged in the business of negotiating, arranging and managing the leasing, re-leasing, financing, refinancing and selling of equipment on lease to major corporations. The general partners of Equis are GDE Acquisition Limited Partnership ("GDE"), a Massachusetts limited partnership, and Equis Corporation ("EC"), a Massachusetts corporation. The general partner of GDE is EC. The sole activity of GDE is acting as the general partner of Equis. The sole activity of EC is acting as the general partner of Equis and GDE. Gary D. Engle is the sole executive officer and director of EC and a U.S. citizen. Mr. Engle also controls EC. The business address of each of Equis, GDE, EC and Mr. Engle is 98 North Washington Street, Boston, Massachusetts 02114.

  During the last five years, neither Equis nor, to the best of Equis's knowledge, any of the other persons named in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

  On September 30, 1996, Equis acquired 105,799 Units for an aggregate purchase price of $640,764. Of such amount, 10% was paid in cash and the balance was paid by delivery of Equis's promissory note in the principal amount of such balance. The source of the funds used in making the purchase was the working capital of Equis.

Item 4. Purpose of Transaction

  Equis acquired the Units for investment purposes.

Item 5. Interest in Securities of the Issuer

  Equis beneficially owns 105,799 Units, representing approximately 8.3% of the outstanding Units. No other person named in Item 2 owns any Units. Equis has sole
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                                 SCHEDULE 13D

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  CUSIP No.  None                                           Page 4 of 4 Pages
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  power to vote and to dispose of the Units owned by it. Equis acquired the
  Units owned by it from Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership controlled by Gary D. Engle.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  Not applicable.

Item 7. Material to Be Filed as Exhibits

  Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     EQUIS FINANCIAL GROUP
           October 7, 1996
-----------------------------------
               Date

                                     By: GDE Acquisition Limited Partnership,
                                         its general partner


                                     By: Equis Corporation, its general partner


                                     By: /s/  Gary D. Engle
                                         ---------------------------------------
                                         Name: Gary D. Engle
                                         Title: President